Exhibit 12

PHH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings available to cover fixed charges:
(Loss) income before income taxes	$(202)	$115	$280	$(443)	$(45)
Plus: fixed charges	289	282	243	344	492
Total	$87	$397	$523	$(99)	$447

Fixed charges:
Interest expense(1)	$281	$274	$236	$333	$480
Estimated interest portion of net rental expense(2)	8	8	7	11	12
Total	$289	$282	$243	$344	$492

Ratio of earnings to fixed charges	0.30 (3)	1.41	2.15	—(3)	0.91 (3)

(1)	Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)	One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)

The ratio of earnings to fixed charges was less than 1:1. Earnings were deficient to cover fixed charges by $202 million, $443 million and $45 million for the years ended December 31, 2011, 2008 and 2007, respectively. The earnings deficiencies were primarily due to unfavorable Valuation adjustments related to mortgage servicing rights, net.